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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(AMENDMENT NO. 1)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEIDER NUTRITION INTERNATIONAL, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
WITH AN EXERCISE PRICE OF $3.50 OR HIGHER PER SHARE
(TITLE OF CLASS OF SECURITIES)

94860310
(CUSIP NUMBER OF CLASS OF SECURITIES)

JOSEPH W. BATY
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
WEIDER NUTRITION INTERNATIONAL, INC.
2002 SOUTH 5070 WEST
SALT LAKE CITY, UTAH 84104
(801) 975-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

JONN R. BEESON, ESQ.
LATHAM & WATKINS
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CA 92626
(714) 540-1235

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$2,542,306	$233.89

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,174,800 shares of Class A common stock of Weider Nutrition International, Inc. having an aggregate value of $2,542,306 as of September 6, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $233.89                        Filing party: Weider Nutrition International, Inc.
    Form or Registration No.: Schedule TO                Date Filed: September 12, 2002

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1

  ☒
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on September 12, 2002 relating to an offer by Weider Nutrition International, Inc., a Delaware corporation, to exchange all options to purchase shares of Weider Nutrition International's Class A common stock ("Class A common stock"), par value $0.01 per share ("option shares"), with an exercise price of $3.50 or higher per share (the "options") outstanding under its 1997 Equity Participation Plan, as amended, and held by eligible employees, for new options (the "new options") to purchase shares of Class A common stock to be granted under the 1997 Equity Participation Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options dated September 12, 2002 (the "offer to exchange"), and the related Election Concerning Exchange of Stock Options form (the "election form" and, together with the offer to exchange, as they may be amended from time to time, the "offer"), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(v).

        In the case of those eligible senior executive officers identified on Schedule B of the offer to exchange (the "senior executives"), the number of shares of Class A common stock that will be subject to the new options to be granted to a senior executive will be equal to three-fourths the number of shares of Class A common stock subject to the options that are accepted for exchange and cancelled. New options exercisable for fractional shares will not be issued. Instead, any fractional number of new options to be granted to any individual will be rounded down to the nearest whole number. In the case of all other eligible employees, the number of shares of Class A common stock that will be subject to the new options to be granted to the eligible employee will be equal to the number of shares of Class A common stock subject to the options that are accepted for exchange and cancelled.

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

        The information in the offer, a copy of which is filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(v) hereto, is incorporated herein by reference in answer to items 1 through 11 in this Tender Offer Statement on Schedule TO. The following items are inapplicable: Item 7 (the information required by Item 1007(d) of Regulation M-A); Item 9 (the information required by Item 1009(a) of Regulation M-A); Item 10 (the information required by Item 1010(b) of Regulation M-A); and Item 13.

Item 12. Exhibits

(a)(1	)(i)	Offer to Exchange Certain Outstanding Options, dated September 12, 2002.
(a)(1	)(ii)	Letter and E-mail Communication to Weider Nutrition International Employees from Bruce J. Wood, CEO & President, dated September 12, 2002.*
(a)(1	)(iii)	E-mail Communication to Weider Nutrition International Employees from Tom Elitharp, dated September 12, 2002.*
(a)(1	)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form.*
(a)(1	)(v)	Election Concerning Exchange of Stock Options Form.*
(a)(1	)(vi)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.*
(a)(1	)(vii)	Notice of Election to Withdraw Options Form.
(a)(1	)(viii)	E-mail Communication to Eligible Weider Nutrition International Employees to be delivered on September 30, 2002.*
(a)(1	)(ix)	Form of Rights Letter.*

2

(a)(1	)(x)	Form of E-mail Communication to Rejected Tendering Option Holders.*
(a)(1	)(xi)	E-mail Communication to Eligible Weider Nutrition International Employees to be delivered on April 11, 2003.*
(a)(1	)(xii)
Weider Nutrition International Annual Report on Form 10-K for its fiscal year ended May 31, 2002. Filed with the Securities and Exchange Commission on August 29, 2002 and incorporated herein by reference.
(a)(1	)(xiii)	Email Communication to Eligible Weider Nutrition International Employees regarding the Amended and Restated Schedule TO.
(a)(2)		Not applicable.
(a)(3)		Not applicable.
(a)(4)		Not applicable.
(b)		Not applicable.
(d)(1)
Amended and Restated Certificate of Incorporation of Weider Nutrition International, Inc. Filed as Exhibit 3.1 with Weider Nutrition International's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 16, 1996 (File No. 333-12929) and incorporated by reference herein.
(d)(2)
Amended and Restated Bylaws of Weider Nutrition International, Inc. Filed as Exhibit 3.2 with Weider Nutrition International's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 16, 1996 (File No. 333-12929) and incorporated by reference herein.
(d)(3)
1997 Equity Participation Plan of Weider Nutrition International, Inc. Filed as an Exhibit 10.3 to Weider Nutrition International's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.
(d)(4)
First Amendment to the 1997 Equity Participation Plan of Weider Nutrition International, Inc. Filed as Exhibit 10.13 to Weider Nutrition International's Quarterly Report on Form 10-Q for the period ended November 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002 and incorporated herein by reference.
(d)(5)
Second Amendment to the 1997 Equity Participation Plan of Weider Nutrition International, Inc. Filed as Exhibit 10.13 to Weider Nutrition International's Quarterly Report on Form 10-Q for the period ended November 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002 and incorporated herein by reference.
(d)(6)
Third Amendment to the 1997 Equity Participation Plan of Weider Nutrition International, Inc. Filed as Exhibit 10.13 to Weider Nutrition International's Quarterly Report on Form 10-Q for the period ended November 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002 and incorporated herein by reference.
(d)(7)
Advertising Agreement between Weider Nutrition International, Inc. and Weider Publications, Inc. Filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

3

(d)(8)
License Agreement between Mariz Gestao E Investmentos Limitada and Weider Nutrition Group Limited. Filed as Exhibit 10.9 to the Company's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.
(d)(9)
Registration Rights Agreement dated as of June 30, 2000 among Weider Nutrition International, Wynnchurch Capital Partners, L.P. and Wynnchurch Capital Partners Canada, L.P. filed in the Company's Current Report on Form 8-K dated as of June 30, 2000 and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

4

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2002	WEIDER NUTRITION INTERNATIONAL, INC.
	By:	/s/ JOSEPH W. BATY
Name:	Joseph W. Baty
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1	)(i)	Offer to Exchange Certain Outstanding Options, dated September 12, 2002.
(a)(1	)(ii)	Letter and E-mail Communication to Weider Nutrition International Employees from Bruce J. Wood, CEO & President, dated September 12, 2002.*
(a)(1	)(iii)	E-mail Communication to Weider Nutrition International Employees from Tom Elitharp, dated September 12, 2002.*
(a)(1	)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form.*
(a)(1	)(v)	Election Concerning Exchange of Stock Options Form.*
(a)(1	)(vi)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.*
(a)(1	)(vii)	Notice of Election to Withdraw Options Form.
(a)(1	)(viii)	E-mail Communication to Eligible Weider Nutrition International Employees to be delivered on September 30, 2002.*
(a)(1	)(ix)	Form of Rights Letter.*
(a)(1	)(x)	Form of E-mail Communication to Rejected Tendering Option Holders.*
(a)(1	)(xi)	E-mail Communication to Eligible Weider Nutrition International Employees to be delivered on April 11, 2003.*
(a)(1	)(xii)	Weider Nutrition International Annual Report on Form 10-K for its fiscal year ended May 31, 2002. Filed with the Securities and Exchange Commission on August 29, 2002 and incorporated herein by reference.
(a)(1	)(xiii)	Email Communication to Eligible Weider Nutrition International Employees regarding the Amended and Restated Schedule TO.
(a)(2)		Not applicable.
(a)(3)		Not applicable.
(a)(4)		Not applicable.
(b)		Not applicable.
(d)(1)		Amended and Restated Certificate of Incorporation of Weider Nutrition International, Inc. Filed as Exhibit 3.1 with Weider Nutrition International's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 16, 1996 (File No. 333-12929) and incorporated by reference herein.
(d)(2)		Amended and Restated Bylaws of Weider Nutrition International, Inc. Filed as Exhibit 3.2 with Weider Nutrition International's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 16, 1996 (File No. 333-12929) and incorporated by reference herein.
(d)(3)		1997 Equity Participation Plan of Weider Nutrition International, Inc. Filed as an Exhibit 10.3 to Weider Nutrition International's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.
(d)(4)		First Amendment to the 1997 Equity Participation Plan of Weider Nutrition International, Inc. Filed as Exhibit 10.13 to Weider Nutrition International's Quarterly Report on Form 10-Q for the period ended November 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002 and incorporated herein by reference.
(d)(5)		Second Amendment to the 1997 Equity Participation Plan of Weider Nutrition International, Inc. Filed as Exhibit 10.13 to Weider Nutrition International's Quarterly Report on Form 10-Q for the period ended November 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002 and incorporated herein by reference.
(d)(6)		Third Amendment to the 1997 Equity Participation Plan of Weider Nutrition International, Inc. Filed as Exhibit 10.13 to Weider Nutrition International's Quarterly Report on Form 10-Q for the period ended November 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002 and incorporated herein by reference.

(d)(7)	Advertising Agreement between Weider Nutrition International, Inc. and Weider Publications, Inc. Filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.
(d)(8)	License Agreement between Mariz Gestao E Investmentos Limitada and Weider Nutrition Group Limited. Filed as Exhibit 10.9 to the Company's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.
(d)(9)	Registration Rights Agreement dated as of June 30, 2000 among Weider Nutrition International, Wynnchurch Capital Partners, L.P. and Wynnchurch Capital Partners Canada, L.P. filed in the Company's Current Report on Form 8-K dated as of June 30, 2000 and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

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EXHIBIT INDEX